SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AGREES CEO CONTRACT TO APRIL 2032

The Board of Ryanair Holdings plc today (19 June) confirmed that they have agreed a contract under which Michael O'Leary ("MOL") will remain as Group CEO until April 2032.  This concludes months of discussion with MOL and extensive engagement with the Group's largest shareholders.  MOL's new contract includes a modest annual salary and a capped annual bonus. MOL will qualify for a new one-off purchase option over 10m ord. shares.  Subject to MOL remaining in employment with the Group until April 2032, these options will be exercisable at a strike price of €26.70/$65.00 (equal to the prevailing market share price in Feb. 2026, before the recent share price fall due to the war in Iran), but only if Ryanair's full year PAT grows to over €4.0bn (for full vesting) or if the price of either Ryanair's ordinary shares or ADRs exceeds €42 or $102 respectively for 28 consecutive days, during the period to 31 March 2032.  Achievement of these very ambitious targets would create substantial additional value for all Ryanair shareholders.

Ryanair Chairman, Stan McCarthy said:

"As previously announced, this Spring the Board commenced discussions with MOL on his contract. I am pleased to report that this process, which included extensive engagement with Ryanair's largest shareholders, has successfully concluded with Michael agreeing to extend his leadership of the Ryanair Group for the next 6-years to April 2032, for the benefit of all shareholders."

Note: An amended remuneration policy, reflecting the new arrangements with MOL, will be tabled for an advisory vote at Ryanair's 2026 AGM.

ENDS

For further information please contact: www.ryanair.com	Jade Kirwan Ryanair Holdings plc Tel: +353-1-9451799	Cian Doherty Drury Tel: +353-1-260-5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 June, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary
&#xD;